--------------------                                          ------------------
CUSIP No.  60935Y109                     13D                  Page 1 of 19 Pages
--------------------                                          ------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)

                          MONEYGRAM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60935Y109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Frederick H. Fogel
                           Silver Point Capital, L.P.
                         2 Greenwich Plaza, First Floor
                               Greenwich, CT 06830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No.  60935Y109                     13D                  Page 2 of 19 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
     1   NAMES OF REPORTING PERSONS

                    SILVER POINT CAPITAL, L.P.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER*

     SHARES                       0
                      ----------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER*

    OWNED BY                      4,000,000
                      ----------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER*

    REPORTING                     0
                      ----------------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER*

      WITH                        4,000,000
 -------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                   4,000,000
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                                     1.03%+
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON

                                        IA, PN
--------------------------------------------------------------------------------

*See Item 5.

+ All calculations of percentage ownership in this Schedule 13D are based upon a total of 389,598,034 shares of Common Stock outstanding, which is the sum of (a) 82,598,034 shares of Common Stock outstanding as of March

--------------------                                          ------------------
CUSIP No.  60935Y109                     13D                  Page 3 of 19 Pages
--------------------                                          ------------------

17, 2008, as represented by the Issuer in the Purchase Agreement (defined herein), plus (b) 194,000,000 shares of Common Stock issuable upon the conversion of the 485,000 shares of Series B Participating Convertible Preferred Stock of the Issuer issued to Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P. and Thomas H. Lee Parallel (DT) Fund VI, L.P. pursuant to the Purchase Agreement on March 25, 2008 as described below, if such conversion occurred on March 25, 2008, plus (c) 4,000,000 shares of Common Stock issuable upon the conversion of the 10,000 shares of Series B Participating Convertible Preferred Stock of the Issuer acquired by Silver Point Capital Fund, L.P. and Silver Point Offshore Fund, Ltd. pursuant to the Silver Point Letter Agreement (defined herein) on March 28, 2008 as described below, if such conversion occurred on March 25, 2008, plus (d) 109,000,000 shares of Common Stock issuable upon the conversion of 109,000 shares of Series D Participating Convertible Preferred Stock of the Issuer, which are issuable upon the conversion of the 272,500 shares of Series B-1 Participating Convertible Preferred Stock of the Issuer issued to the GS Investors (as defined herein) pursuant to the Purchase Agreement on March 25, 2008, as described in Items 3, 4, 5 and 6 below, if such conversion occurred on March 25, 2008.

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CUSIP No.  60935Y109                     13D                  Page 4 of 19 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
     1   NAMES OF REPORTING PERSONS

                    SILVER POINT CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER*

     SHARES                       0
                      ----------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER*

    OWNED BY                      4,000,000
                      ----------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER*

    REPORTING                     0
                      ----------------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER*

      WITH                        4,000,000
 -------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                   4,000,000
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                                      1.03%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON

                                         OO
--------------------------------------------------------------------------------

*See Item 5.

--------------------                                          ------------------
CUSIP No.  60935Y109                     13D                  Page 5 of 19 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
     1   NAMES OF REPORTING PERSONS

                                ROBERT J. O'SHEA
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER*

     SHARES                       0
                      ----------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER*

    OWNED BY                      4,000,000
                      ----------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER*

    REPORTING                     0
                      ----------------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER*

      WITH                        4,000,000
 -------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                   4,000,000
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                                      1.03%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON

                                         IN
--------------------------------------------------------------------------------

*See Item 5.

--------------------                                          ------------------
CUSIP No.  60935Y109                     13D                  Page 6 of 19 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
     1   NAMES OF REPORTING PERSONS

                                 EDWARD A. MULE
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER*

     SHARES                       0
                      ----------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER*

    OWNED BY                      4,000,000
                      ----------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER*

    REPORTING                     0
                      ----------------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER*

      WITH                        4,000,000
 -------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                   4,000,000
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                                      1.03%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON

                                         IN
--------------------------------------------------------------------------------

*See Item 5.

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CUSIP No.  60935Y109                     13D                  Page 7 of 19 Pages
--------------------                                          ------------------

Item 1. Security and Issuer

This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of MoneyGram International, Inc., a Delaware corporation ("Issuer" or "Company"). The principal executive office and mailing address of the Issuer is 1550 Utica Avenue South, Suite 100, Minneapolis, MN 55416.

The Silver Point Fund and the Silver Point Offshore Fund (each as defined below in Item 2) currently hold Series B Participating Convertible Preferred Stock, par value $0.01 per share (the "Series B Stock") of the Issuer. Each share of Series B Stock is convertible at any time after the Voting Date (as defined below in Item 4), and with certain restrictions before the Voting Date, into shares of Common Stock, with the precise number determined by a formula set forth in the Series B Stock Certificate of Designations Preferences and Rights (the "Series B Certificate"), and incorporated by reference herein as Exhibit 7.07, and therefore the Reporting Persons (as defined in Item 2 below) may be deemed to beneficially own the shares of Common Stock into which this Series B Stock is convertible.

The THL Parties (as defined in Item 2 below) currently hold Series B Stock. Goldman Sachs (as defined in Item 2 below) currently holds Series B-1 Participating Convertible Preferred Stock, par value $0.01 per share (the "Series B-1 Stock"). Each share of Series B-1 Stock is convertible at any time into a certain number of shares of Series D Participating Convertible Preferred Stock, par value $0.01 per share (the "Series D Stock"), a Common Stock equivalent non-voting stock, with the precise number determined by a formula in the Series B-1 Stock Certificate of Designations Preferences and Rights (the "Series B-1 Certificate", together with the Series B Certificate, the "Certificates"), and incorporated by reference herein as Exhibit 7.08. The Series D Stock is convertible, subject to certain limitations, set forth in the Certificate of Designations Preferences and Rights (the "Series D Certificate"), and incorporated by reference herein as Exhibit 7.09, into Common Stock. Each share of Series B-1 Stock is convertible into one share of Series B Stock by any holder other than Goldman Sachs and their affiliates. The holders of Series B Stock are entitled, after the Voting Date (as defined below in Item 4), to the number of votes equal to the number of shares of Common Stock into which the Series B Stock and the Series B-1 Stock can be converted, as described above. Consequently, if the Reporting Persons are determined to be members of a "group" with the THL Parties or Goldman Sachs as discussed in Item 2 below, the Reporting Persons may be deemed to beneficially own the shares of Common Stock deemed to be beneficially owned by the THL Parties or Goldman Sachs.

Item 2. Identify and Background

(a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Management, LLC, a Delaware limited liability company ("Management"), Mr. Edward A. Mule and Mr. Robert J. O'Shea with respect to the ownership by Silver Point Capital Fund, L.P., a Delaware limited partnership (the "Silver Point Fund") and Silver Point Capital Offshore Fund, Ltd., a Cayman Islands company (the "Silver Point Offshore Fund"), of the Series B Stock of the Issuer that is convertible into Common Stock. Silver Point is the investment manager of the Silver Point Fund and the Silver Point Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the conversion of Series B Stock owned by the Silver Point Fund and the Silver Point Offshore Fund. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the conversion of Series B Stock owned by the Silver Point Fund and the Silver Point Offshore Fund. Mr. Edward A. Mule and Mr. Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock issuable upon the conversion of Series B Stock owned by the Silver Point Fund and Silver Point Offshore Fund. Silver Point, Management and Messrs. Mule and O'Shea expressly disclaim

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CUSIP No.  60935Y109                     13D                  Page 8 of 19 Pages
--------------------                                          ------------------

beneficial ownership of the shares of Common Stock issuable upon the conversion of Series B Stock owned by the Silver Point Fund and the Silver Point Offshore Fund, except to the extent of any pecuniary interest therein, and this filing shall not be deemed to be an admission that they are the beneficial owners of such securities for purposes of the Act or any other purpose. Silver Point, Management and Messrs. Mule and O'Shea are hereinafter sometimes collectively referred to as the "Reporting Persons."

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, dated April 4, 2008, a copy of which is filed with this Schedule 13D as Exhibit 7.01, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act, with affiliates of Thomas H. Lee Partners, L.P., including (1) THL Equity Advisors VI, LLC, a Delaware limited partnership ("Advisors VI"); (2) Thomas H. Lee Advisors, LLC ("THL Advisors");
(3) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership ("Equity Fund"); (4) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership ("Parallel Fund"); (5) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership ("DT Fund," and together with Equity Fund and Parallel Fund, the "THL Funds"); (6) THL Equity Fund VI Investors (MoneyGram), LLC ("Fund VI
(MG)"); (7) THL Coinvestment Partners, L.P., a Delaware limited partnership ("Coinvestment Fund"); (8) THL Operating Partners, L.P., a Delaware limited partnership ("Operating Partners"); (9) Great-West Investors L.P., a Delaware limited partnership ("Great-West"); (10) Putnam Investments Employees' Securities Company III LLC, a Delaware limited liability company ("Putnam," together with Fund VI (MG), Coinvestment Fund, Operating Partners and Great-West, the "THL Coinvest Entities")); and (11) Putnam Investments Holdings, LLC ("Putnam Holdings," together with Advisors VI, THL Advisors, the THL Funds and the THL Coinvest Entities, the "THL Parties") and may be deemed to beneficially own the Common Stock deemed to be beneficially owned or able to be acquired within 60 days by the THL Parties. The principal business address and principal office of the THL Parties other than Putnam, Putnam Holdings, or Great-West is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110. The principal business address and principal office of Putnam Holdings, Putnam and Great-West is One Post Office Square, Boston, Massachusetts 02109. Although the Reporting Persons do not affirm that such a "group" has been formed, to the extent that such a group exists, this Schedule 13D shall constitute an individual filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act.

The Reporting Persons may also be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act, with affiliates of Goldman, Sachs & Co., including (1) GS Capital Partners VI Fund, L.P.; (2) GS Capital Partners VI Offshore Fund, L.P.; (3) GS Capital Partners VI GmbH & Co. KG; (4) GS Capital Partners VI Parallel, L.P.; (5) GSMP V Onshore US, Ltd.; (6) GSMP V Offshore US, Ltd.; (7) GSMP V Institutional US, Ltd. (collectively, the "GS Investors"), and The Goldman Sachs Group, Inc. ("GS Group", and together with the GS Investors, "Goldman Sachs"), and may be deemed to beneficially own the Common Stock deemed to be beneficially owned or able to be acquired within 60 days by Goldman Sachs. While owned by Goldman Sachs, the Series B-1 Stock and Series D Stock is a non-voting stock and cannot be converted into Common Stock. The principal business and principal office of Goldman Sachs is located at 85 Broad Street, New York, New York 10004. Although the Reporting Persons do not affirm that such a "group" has been formed, to the extent that such a group exists, this Schedule 13D shall constitute an individual filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act.

The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the Silver Point Fund and the Silver Point

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CUSIP No.  60935Y109                     13D                  Page 9 of 19 Pages
--------------------                                          ------------------

Offshore Fund, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by any person or entity other than the Silver Point Fund and the Silver Point Offshore Fund.

(b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.

(c) The principal business of Management is serving as the general partner of Silver Point. The principal business of Mr. Edward A. Mule and Mr. Robert J. O'Shea is serving as members of Management and managing other affiliated entities, including Silver Point. The principal business of Silver Point is serving as the investment manager for investment funds, including the Silver Point Fund and the Silver Point Offshore Fund.

(d) During the last five years, none of the Reporting Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Silver Point is a limited partnership organized under the laws of the State of Delaware. Management is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On March 28, 2008, the Silver Point Fund purchased 2,500 shares of Series B Stock and the Silver Point Offshore Fund purchased 7,500 shares of Series B Stock from certain of the THL Funds for a purchase price of $1,000 per share, as described in the Letter Agreement, dated as of March 28, 2008, by and among the THL Parties, the Silver Point Fund and the Silver Point Offshore Fund (the "Silver Point Letter Agreement") and incorporated by reference herein as Exhibit 7.02.

Working capital of the Silver Point Fund and the Silver Point Offshore Fund was used to purchase the shares of Series B Stock referenced in this report.

Each of the Silver Point Fund and the Silver Point Offshore Fund executed joinders to the Shareholders Agreement and Registration Rights Agreement (each as described below in Item 6) which joinders are incorporated by reference at Exhibits 7.05 and 7.06. Hereinafter, the THL Funds, the THL Coinvest Entities, the GS Investors, the Silver Point Fund and the Silver Point Offshore Fund may be referred to as the "Investors," unless the context otherwise requires. See
Item 4 below regarding the acquisition of the Series B Stock and the Series B-1 Stock by the THL Funds, the THL Coinvest Entities and the GS Investors.

Item 4. Purpose of the Transaction

The Silver Point Fund and the Silver Point Offshore Fund acquired from certain of the THL Funds all of the securities referenced in this report, and continue to hold such securities, solely for investment purposes in the ordinary course of business. The Silver Point Fund and the Silver Point Offshore Fund have granted the THL Funds certain rights as to the voting and disposition of the securities acquired by them referenced in this report, as described in Item 5 and 6 below.

--------------------                                         -------------------
CUSIP No.  60935Y109                     13D                 Page 10 of 19 Pages
--------------------                                         -------------------

On March 17, 2008, the Issuer, the THL Funds and the GS Investors entered into an amended and restated Purchase Agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, on March 25, 2008 (the "Closing"), the THL Funds and the GS Investors purchased, in the aggregate, 495,000 shares of Series B Stock and 265,000 shares of Series B-1 Stock, respectively, for an aggregate purchase price of $760,000,000 (the "Transaction"), which shares are convertible into approximately 78.8% of the common equity of the Company at an initial conversion price of $2.50 per share, as described below. On March 28, 2008, the Silver Point Fund the Silver Point Offshore Fund purchased 10,000 shares of Series B Stock from certain of the THL Funds at a purchase price of $1,000 per share. Based on information provided by the THL Parties, on March 31, 2008, the THL Coinvest Entities purchased in aggregate 5,428.962 shares of Series B Stock from Parallel Fund and DT Fund at a purchase price of $1,000 per share.

The shares of Series B-1 Stock held by the GS Investors are convertible into shares of Series D Stock (a common equivalent stock which is, subject to certain limitations, convertible into Common Stock), and the shares of Series B Stock held by the THL Parties, the Silver Point Fund and the Silver Point Offshore Fund are convertible at any time after the Voting Date, and subject to certain restrictions prior to the Voting Date, into shares of Common Stock at an initial conversion price of $2.50 (subject to adjustment), giving the Investors and GS Group an initial equity interest convertible into approximately 78.8% of the common equity of the Company. Dividends payable on Series B Stock and Series B-1 Stock are expected to be accrued and not be paid in cash for at least five years. Because the conversion ratio for the shares in the Certificates provides for a formula which incorporates the amount of unpaid dividends, the accrual of such unpaid dividends will increase the ownership interest of the Investors and GS Group and dilute the interests of the common stockholders. Over a five year period, assuming the outstanding Common Stock remains 82,598,034, it is expected that this ownership interest will increase to approximately 87%.

The Series B Stock will initially have voting rights equivalent to 9.9% of the outstanding Common Stock on a fully converted basis. Upon receipt of all regulatory approvals, or upon receipt of notification from the THL Parties on or after June 15, 2008, the holders of the Series B Stock would attain full voting rights. As stated in the Series B Certificate and Series B-1 Certificate, until the Voting Date (which date is the earlier of (i) the day when all applicable state regulatory approvals necessary for the THL Parties to have voting rights with respect to all of the Series B Stock, and (ii) on or after June 15, 2008, upon the request of the THL Parties, provided, however, that if a vote (or action by written consent) of the stockholders of the Company on any matter is required by law to occur prior to the earlier of such dates, then the Voting Date shall occur no later than immediately prior to such record date)) and also at such time the Company fails to pay the redemption price for the Series B Stock or Series B-1 Stock that the holders have requested be redeemed pursuant to the terms of the Certificates, the Company is prohibited from taking certain actions without approval of the holders of Series B Stock. The restrictions in the Series B Certificate pertain to decisions by the Company regarding bankruptcy, liquidation or dissolution, the Board, executive officers, dividends on or buy-backs of junior shares or the Common Stock, taking on debt or making loans, investments, acquisitions or dispositions, and the annual budget.

The Series B-1 Stock held by Goldman Sachs or its affiliates is non-voting except for the right of Goldman Investors to vote on specific actions described in the Series B-1 Certificate. The holders of the Series B Stock will vote as a class with the Common Stock and will have a number of votes equal to the number of shares of Common Stock issuable if all the outstanding shares of Series B Stock were converted plus the number of shares of Common Stock issuable if all outstanding shares of Series B-1 Stock were converted into Series B Stock and subsequently converted into Common Stock. While held by Goldman Sachs or its affiliates, the Series B-1 Stock is convertible at the option of the holder into a certain number of shares of Series D Stock, a non-voting Common Stock-equivalent. The shares of Series B-1 Stock are convertible into an equal number of shares of Series B Stock by any holder other than Goldman Sachs and its affiliates.

--------------------                                         -------------------
CUSIP No.  60935Y109                     13D                 Page 11 of 19 Pages
--------------------                                         -------------------

As of the Closing, the Investors (other than the Silver Point Fund and the Silver Point Offshore Fund) appointed two members and two non-voting observers to the Company's Board and the size of the Board was reduced to six members, of which three members are independent. Upon the earlier of (x) written notification by the THL Funds, in the THL Funds' sole discretion, to the Company and (y) the Voting Date, the Investors (other than the Silver Point Fund and the Silver Point Offshore Fund) shall lose their right to have the Board observers attend meetings of the Board (except that in certain circumstances, the GS Investors will have the right to appoint at least one non-voting Board observer) and instead shall be entitled to nominate and cause the Company to appoint such additional Board representatives to the Board as shall provide such Investors with that number of directors as is proportionate to such Investors' Common Stock ownership, calculated on a fully as-converted basis (assuming all shares of Series B-1 Stock were converted into Series B Stock and all Series B Stock was converted into Common Stock).

The Purchase Agreement provides that as promptly as practicable following the Closing, the Company will hold a meeting of its stockholders to seek approval of an amendment to the certificate of incorporation of the Company (the "Charter"), which will provide that as long as the Investors (other than the Silver Point Fund and the Silver Point Offshore Fund) shall have a right to designate Board Representatives following the Voting Date, the GS Investors shall have the right to designate one Board Representative (who shall have one vote), and the THL Funds (or their permitted successors or assigns) shall have the right to designate two to four Board Representatives, which Board Representatives shall be authorized to vote (with each such THL Board Representative having equal votes) on all matters occasioning action by the Board, such number of votes equal to the number of directors that such Investors would be entitled to designate on the as-converted basis mentioned above, minus the one vote of the Board Representative designated by the GS Investors. The amended Charter must also provide that each member of the Board shall be elected annually for a one year term, and shall increase the number of authorized shares of Common Stock to 1,300,000,000 shares. The Purchase Agreement provides that following the Closing, for so long as shareholders who are unaffiliated with the Investors (other than the Silver Point Fund and the Silver Point Offshore Fund) beneficially own at least 5% of the outstanding Common Stock, on a fully diluted basis, there shall be at least three independent directors serving on the Board.

The Series B Stock and the Series B-1 Stock will pay a cash dividend of 10% or at the Company's option, it may accrue dividends at a rate of 12.5% in lieu of paying a cash dividend. Dividends may be accrued for up to five years from the date of the Transaction. After five years, if the Company is unable to pay the dividends in cash, dividends will accrue at a rate of 15%. At this time, the Company expects that dividends will be accrued and not paid in cash for at least five years. The Series B Stock participates in dividends with the Common Stock on an as-converted basis. The Series B Stock may be redeemed at the option of the Company if, after five years from the date of the Transaction, the Common Stock trades above $15.00 per share, subject to adjustment, for a period of thirty consecutive trading days. The Series B Stock will be redeemable at the option of the Investors after ten years and upon a change in control.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

The description of the Purchase Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is incorporated by reference herein as Exhibit 7.11.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the


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CUSIP No.  60935Y109                     13D                 Page 12 of 19 Pages
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securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to the terms and conditions of the Series B Certificate and any applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of the Series B Stock or Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Series B Stock or Common Stock or other securities owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Series B Stock or other securities and
(v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer's outstanding Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The response to Item 4 is incorporated herein by reference.

As of March 28, 2008, Silver Point, Management and Messrs. Mule and O'Shea may be deemed to beneficially own an aggregate of 4,000,000 shares of Common Stock, consisting of 10,000 shares of Series B Stock acquired by the Silver Point Fund and the Silver Point Offshore Fund, which as of March 25, 2008, subject to certain limitations, are convertible into 4,000,000 shares of Common Stock, representing in the aggregate approximately 1.03% of the outstanding Common Stock.

The THL Parties own the other 485,000 shares (97.97%) of Series B Stock, which as of March 25, 2008, subject to certain limitations, are convertible into 194,000,000 shares of Common Stock. As of March 25, 2008, THL may be deemed to beneficially own an aggregate of 198,000,000 shares of Common Stock, representing in the aggregate approximately 50.8% of the outstanding Common Stock.

As described above, as dividends on the Series B Stock accrue, the number of shares of Common Stock into which the Series B Stock is convertible will increase.

As of March 25, 2008, the GS Group may be deemed to beneficially own 272,500 shares of Series B-1 Preferred Stock, which are convertible into 109,000 shares of Series D Preferred Stock, and are reported as beneficially owned by Goldman Sachs in their Schedule 13D. These shares are, when not held by of Goldman Sachs or its affiliates, as of March 25, 2008, subject to certain limitations, convertible into 109,000,000 shares of Common Stock.

As a result of the matters described in Item 4 above and Item 6 below, the Reporting Persons may be deemed to constitute a "group," within the meaning of
Section 13(d)(3) of the Act, with the THL Parties and Goldman Sachs. The Reporting Persons disclaim beneficial ownership of the stock held by the THL Parties and Goldman Sachs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by the THL Parties or Goldman Sachs for purposes of
Section 13(d) of the Act or for any other purpose.

(b) Pursuant to the Silver Point Letter Agreement, the Silver Point Fund and the Silver Point Offshore Fund have appointed Equity Fund as proxy, with the full power of substitution and authorize Equity Fund to vote all of their shares of Series B Stock acquired pursuant to the Silver Point Letter Agreement and any shares into which such shares are converted (the "Purchased Shares"), in such manner as the other Series B Stock, and any shares into which such shares are converted, held by the THL Funds are voted.


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CUSIP No.  60935Y109                     13D                 Page 13 of 19 Pages
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Pursuant to the Silver Point Letter Agreement, the Silver Point Fund, the Silver
Point Offshore Fund and the THL Funds have agreed that neither the Silver Point Fund nor the Silver Point Offshore Fund may sell or transfer any Purchased
Shares unless the THL Funds sell or transfer any Series B Stock or common shares into which such shares are converted to an unaffiliated third party, then the Silver Point Fund and the Silver Point Offshore Fund shall collectively sell or transfer, in the same transaction and on the same terms and conditions, a number of Purchased Shares equal to the number of shares being sold or transferred by the THL Funds multiplied by the Applicable Percentage.(1)

(c) The Silver Point Fund and the Silver Point Offshore Fund acquired an aggregate of 10,000 shares of Series B Stock on March 28, 2008 pursuant to the Silver Point Letter Agreement, incorporated by reference herein as Exhibit 7.02. There have been no other transactions involving Common Stock of the Issuer by the Reporting Persons during the past 60 days. The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated herein by reference.

The THL Funds, Silver Point Fund and Silver Point Offshore Fund are party to the Silver Point Letter Agreement, dated as of March 28, 2008, whereby certain of the THL Funds sold 10,000 shares of Series B Stock to the Silver Point Fund and the Silver Point Offshore Fund, for a purchase price of $1,000 per share. The Silver Point Letter Agreement also grants Equity Fund a proxy to vote the shares sold, including consenting to actions under the Shareholders' Agreement (defined below), and provides for co-exit rights such that the shares of Silver Point Fund and the Silver Point Offshore Fund must be sold or transferred only when the THL Funds sell or transfer their shares with specific requirements. Under the Silver Point Letter Agreement, the Silver Point Fund and the Silver Point Offshore Fund have agreed to take their pro rata share of certain payments under the Equity Participation Agreement, dated as of March 17, 2008, between the Investors (other than the Silver Point Fund and the Silver Point Offshore Fund) and Wal-Mart Stores, Inc. (incorporated hereto as Exhibit 7.10). This summary of the Silver Point Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Silver Point Letter Agreement, which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 6.

The THL Funds and the GS Investors are parties to an Amended and Restated Shareholders' Agreement, dated as of March 17, 2008 (the "Shareholders' Agreement"), and on March 28, 2008, the Silver Point Fund and the Silver Point Offshore Fund executed a joinder to such agreement as a "THL Party"

----------------------
(1) The Applicable Percentage shall be 2.062%, provided, however, if the THL Funds or their affiliates acquire additional shares of Series B Stock, the Applicable Percentage will be adjusted, with the resulting Applicable Percentage being equal to the total number of shares of common stock that have been received or may be received upon conversion of the Series B Stock held by the Silver Point Fund and the Silver Point Offshore Fund divided by the total number of shares of common stock that have been received or may be received upon conversion of the Series B Stock held by the THL Funds and their affiliates.


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CUSIP No.  60935Y109                     13D                 Page 14 of 19 Pages
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thereunder. On March 31, 2008, the THL Coinvest Entities also joined as parties to the agreement. The agreement sets forth certain rights and obligations associated with ownership of securities of the Company. The agreement specifies that after the Voting Date one of the directors that the Investors are entitled to elect will be designated by the GS Investors, so long as the GS Investors own a minimum number of securities, and the number of votes the Board is entitled to cast is at least eleven, and such director shall be entitled to one vote. The agreement limits the transfer of shares, such that in the first five years, the shares may only be transferred to specific parties or pursuant to specific agreements entered into in connection with the initial Transaction. It contains an agreement whereby the THL Parties (as defined therein) and the GS Investors will vote in unison regarding the appointment of directors to the Board. The agreement also specifies tag-along rights and drag-along rights. This summary of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement, which is attached hereto as Exhibit 7.03 and incorporated by reference in its entirety into this
Item 6. As described in Item 5(b) above and below, the Silver Point Fund and the Silver Point Offshore Fund have entered into an agreement whereby the THL Funds have certain rights to vote and dispose of their shares.

The THL Funds, Goldman Sachs and the Company are also parties to the Registration Rights Agreement, dated as of March 25, 2008, with respect to the Series B Stock, the Series B-1 Stock, the Series D Stock and the Common Stock held by the THL Funds and Goldman Sachs (the "Registrable Securities"). Pursuant to this Agreement, the Company is required, after a specified holding period, to use its reasonable best efforts to promptly file with the SEC a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the offer and sale of the Registrable Securities. The Company is obligated to keep such shelf registration statement continuously effective under the Securities Act until the earlier of (1) the date as of which all of the Registrable Securities have been sold, (2) the date as of which each of the holders of the Registrable Securities is permitted to sell its Registrable Securities without registration pursuant to Rule 144 under the Securities Act and (3) fifteen years. The holders of the Registrable Securities are also entitled to five demand registrations and unlimited piggyback registrations during the term of the Registration Rights Agreement. This summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 7.04 and incorporated by reference in its entirety into this Item 6.

The THL Funds, the Silver Point Fund, the Silver Point Offshore Fund and Goldman Sachs are parties to that certain Joinder Agreement to Shareholders Agreement, dated as of March 28, 2008, by and among the THL Funds, Goldman Sachs, the Silver Point Fund and the Silver Point Offshore Fund ("Silver Point Joinder"), whereby the Silver Point Fund and Silver Point Offshore were joined to the Shareholders' Agreement as a "THL Party" thereunder. This summary of the Silver Point Joinder does not purport to be complete and is qualified in its entirety by reference to the Silver Point Joinder, which is attached hereto as Exhibit
7.05 and incorporated by reference in its entirety into this Item 6.

The Silver Point Fund, the Silver Point Offshore, the THL Funds, and Goldman Sachs executed Exhibit A of the Registration Rights Agreement, dated as of March 28, 2008 ("Silver Point Exhibit A"), whereby the Silver Point Fund and the Silver Point Offshore Fund provided notice to the Company of the acquisition of shares of Series B Stock from certain of the THL Funds and thereby became a party thereto. This summary of the Silver Point Exhibit A does not purport to be complete and is qualified in its entirety by reference to the Silver Point Exhibit A, which is attached hereto as Exhibit 7.06 and incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

EXHIBIT 7.01


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CUSIP No.  60935Y109                     13D                 Page 15 of 19 Pages
--------------------                                         -------------------

Joint Filing Agreement, dated as of April 4, 2008, by and among the Reporting Persons.

EXHIBIT 7.02

Letter Agreement, by and among the THL Funds, Silver Point Fund and Silver Point Offshore Fund, dated as of March 28, 2008. (Incorporated by reference from Exhibit 7.04 to the Company's Schedule 13D filed by the THL Parties April 4,
2008).

EXHIBIT 7.03

Amended and Restated Shareholders Agreement, by and among the THL Funds and the GS Investors, dated as of March 17, 2008. (Incorporated by reference from Exhibit 7.02 to the Company's Schedule 13D filed by the THL Parties April 4,
2008).

EXHIBIT 7.04

Registration Rights Agreement, by and among the THL Funds, the GS Investors, and the Company, dated as of March 25, 2008. (Incorporated by reference from Exhibit
7.03 to the Company's Schedule 13D filed by the THL Parties April 4, 2008).

EXHIBIT 7.05

Joinder Agreement to Shareholders Agreement, by and among the THL Funds, Silver Point Fund, Silver Point Offshore Fund, and Goldman Sachs, dated as of March 28, 2008. (Incorporated by reference from Exhibit 7.05 to the Company's Schedule 13D filed by the THL Parties April 4, 2008).

EXHIBIT 7.06

Joinder Agreement to Registration Rights Agreement, by and among the THL Funds, Silver Point Fund, Silver Point Offshore Fund, and Goldman Sachs, dated as of March 28, 2008. (Incorporated by reference from Exhibit 7.06 to the Company's
Schedule 13D filed by the THL Parties April 4, 2008).

EXHIBIT 7.07

Certificate of Designations, Preferences and Rights of the Series B Participating Convertible Preferred Stock of MoneyGram International, Inc. (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on March 28, 2008).

EXHIBIT 7.08

Certificate of Designations, Preferences and Rights of the Series B-1 Participating Convertible Preferred Stock of MoneyGram International, Inc. (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on March 28, 2008).

EXHIBIT 7.09

Certificate of Designations, Preferences and Rights of the Series D Participating Convertible Preferred Stock of MoneyGram International, Inc. (Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on March 28, 2008).


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CUSIP No.  60935Y109                     13D                 Page 16 of 19 Pages
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Exhibit 7.10

Amended and Restated Wal-Mart Equity Participation Agreement, by and between the Investors and Wal-Mart Stores, Inc., dated as of March 17, 2008. (Incorporated by reference from Exhibit 7.10 to the Company's Schedule 13D filed by the THL Parties April 4, 2008).

Exhibit 7.11

Amended and Restated Purchase Agreement, dated as of March 17, 2008, among Company, and the several investors party thereto. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by MoneyGram International, Inc, on March 18, 2008).

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CUSIP No.  60935Y109                     13D                 Page 17 of 19 Pages
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SIGNATURES

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

      Date: April 04, 2008

                           SILVER POINT CAPITAL, L.P.
                           By:  Silver Point Capital Management, LLC,
                                Its General Partner

                           By:      /s/ Frederick H. Fogel
                              ----------------------------------------------
                           Name:        Frederick H. Fogel
                           Its:          Authorized Signatory

                           SILVER POINT CAPITAL MANAGEMENT, LLC

                           By:      /s/ Frederick H. Fogel
                              ----------------------------------------------
                           Name:        Frederick H. Fogel
                           Its:          Authorized Signatory

                                    /s/ Edward A. Mule
                          ---------------------------------------------------
                          Edward A. Mule, individually

                                   /s/ Robert J. O'Shea
                          ---------------------------------------------------
                           Robert J. O'Shea, individually


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CUSIP No.  60935Y109                     13D                 Page 18 of 19 Pages
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                                  Exhibit 7.01

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

      (a) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

      (b) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      Date: April 04, 2008

                           SILVER POINT CAPITAL, L.P.

                           By:  Silver Point Capital Management, LLC,
                                Its General Partner

                           By:      /s/ Frederick H. Fogel
                              ------------------------------------------
                           Name:        Frederick H. Fogel
                           Its:          Authorized Signatory

                           SILVER POINT CAPITAL MANAGEMENT, LLC

                           By:      /s/ Frederick H. Fogel
                              ------------------------------------------
                           Name:        Frederick H. Fogel
                           Its:          Authorized Signatory

                                   /s/ Edward A. Mule
                          ----------------------------------------------
                          Edward A. Mule, individually

                                  /s/ Robert J. O'Shea
                          ----------------------------------------------
                           Robert J. O'Shea, individually